UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended September 30, 2018

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

1.	Announcement of Unaudited Financial Results for the Quarter ended September 30, 2018

On October 25, 2018, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal second quarter 2019 (i.e. quarter ended September 30, 2018). A copy of the earnings release dated October 25, 2018 is attached hereto as Exhibit 99.1.

MakeMyTrip is incorporating by reference the information set forth in the body of this Form 6-K and certain information set forth in Exhibit 99.1 (only its unaudited condensed consolidated interim financial statements as of September 30, 2018 and for the three months and six months ended September 30, 2018 and 2017 comprising “Condensed Consolidated Interim Statement Of Financial Position”, “Condensed Consolidated Interim Statement Of Profit Or Loss And Other Comprehensive Income (Loss)”, “Condensed Consolidated Interim Statement Of Changes In Equity”, “Condensed Consolidated Interim Statement Of Cash Flows” and “Reconciliation Of IFRS To Non-IFRS Financial Measures”, and the sections titled, “Other Information — Share Repurchase”, “Change in Significant Accounting Policies, Operating Segment and Non-IFRS Financial Measure”, “Fiscal 2019 Second Quarter Financial Results”, “About Non-IFRS Financial Measures” and “Safe Harbor Statement”) into its two automatically effective resale shelf registration statements on Form F-3 (File No. 333-219337) dated July 18, 2017, as amended, and Form F-3 (File No. 333-219342) dated July 19, 2017, as amended.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated October 25, 2018.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated October 25, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2018

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer